SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE and Cloud9 Partner on Next-Generation Cloud Compliance and Voice Trading Solutions, Accelerating Financial Services Digital Transformation, Dated September 1, 2021.
99.2 NICE Enhances SURVEIL-X Conduct Surveillance Solution with Advanced AI,  Superior Cloud Scalability and Powerful Risk Detection Coverage, Dated September 2, 2021.
99.3 NICE Investigate Digital Evidence Management Helps UK Retail Businesses Reduce Crime through Rapid Information Sharing, Dated September 7, 2021.
99.4. NICE Honors Emergency Communications Professionals with 2021 PSAPS’ Finest Awards, Including First Recipient of Above & Beyond Award, Dated September 9, 2021.
99.5 NICE Actimize Cloud-Based AML Essentials Chosen by Voyager Digital to Support Growing Cryptocurrency-Digital Asset Platform, Dated September 14, 2021.
99.6 NICE Named Global Market Share Leader for Interaction Analytics with Perfect Satisfaction Scores Across All 24 Categories, Dated September 15, 2021.
99.7 NICE Expands its Global Reach with Bell Canada, Dated September 15, 2021.
99.8 NICE Actimize Establishes Strategic Partnership with Tata Consultancy Services to Expand Markets for its Financial Crime Solutions, Dated September 21, 2021.
99.9 NICE Actimize Launches Cloud and AI-Based AML Transformation for Leading Canadian FinTech KOHO, Dated September 23, 2021.
99.10 NICE Actimize Augments its Anti-Money Laundering Solutions with Real-time AI Entity Resolution For More Effective Financial Crime Detection, Dated September 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: October 6, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE and Cloud9 Partner on Next-Generation Cloud Compliance and Voice Trading Solutions, Accelerating Financial Services Digital Transformation, Dated September 1, 2021.
99.2 NICE Enhances SURVEIL-X Conduct Surveillance Solution with Advanced AI,  Superior Cloud Scalability and Powerful Risk Detection Coverage, Dated September 2, 2021.
99.3 NICE Investigate Digital Evidence Management Helps UK Retail Businesses Reduce Crime through Rapid Information Sharing, Dated September 7, 2021.
99.4. NICE Honors Emergency Communications Professionals with 2021 PSAPS’ Finest Awards, Including First Recipient of Above & Beyond Award, Dated September 9, 2021.
99.5 NICE Actimize Cloud-Based AML Essentials Chosen by Voyager Digital to Support Growing Cryptocurrency-Digital Asset Platform, Dated September 14, 2021.
99.6 NICE Named Global Market Share Leader for Interaction Analytics with Perfect Satisfaction Scores Across All 24 Categories, Dated September 15, 2021.
99.7 NICE Expands its Global Reach with Bell Canada, Dated September 15, 2021.
99.8 NICE Actimize Establishes Strategic Partnership with Tata Consultancy Services to Expand Markets for its Financial Crime Solutions, Dated September 21, 2021.
99.9 NICE Actimize Launches Cloud and AI-Based AML Transformation for Leading Canadian FinTech KOHO, Dated September 23, 2021.
99.10 NICE Actimize Augments its Anti-Money Laundering Solutions with Real-time AI Entity Resolution For More Effective Financial Crime Detection, Dated September 28, 2021.